SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

JATT Acquisition Corp

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

(CUSIP Number) G50752 107

c/o Maples Corporate Services Limited,

PO Box 309, Ugland House,

Grand Cayman, KY1-1104, Cayman Islands

Tel: +44 7706 732212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G50752 107	Schedule 13D

1.	Names of Reporting Persons JATT Ventures, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,360,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,360,000 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,360,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of (i) 5,910,000 shares of Class A Ordinary Shares underlying the private placement warrants held directly by JATT Ventures, L.P., a Cayman Islands limited partnership, and (ii) 3,450,000 Class B Ordinary Shares held directly by JATT Ventures, L.P., which will convert into Class A Ordinary Shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights. Someit Sidhu, MD is the sole director of JATT Ventures Ltd, a Cayman Island exempted company, which is the sole General Partner of JATT Ventures, L.P., and therefore has voting and investment power over the Class A Ordinary Shares held by JATT Ventures, L.P.

(2)	Based on 23,160,000 Class A Ordinary Shares deemed to be outstanding, including (i) 13,800,000 Class A Ordinary Shares currently issued and outstanding, (ii) 3,450,000 Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares held by JATT Ventures, L.P., and (iii) 5,910,000 shares of Class A Ordinary Shares underlying the private placement warrants held by JATT Ventures, L.P.; as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 14, 2021. Excluding the 5,910,000 shares issuable upon exercise of the Private Placement Warrants, the 3,450,000 Sponsor Shares, represent approximately 20% of the 17,250,000 Class A Ordinary Shares that were deemed to be outstanding.

CUSIP No. G50752 107	Schedule 13D

1.	Names of Reporting Persons Someit Sidhu, MD
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,360,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,360,000 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,360,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.4% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 5,910,000 shares of Class A Ordinary Shares underlying the private placement warrants held directly by JATT Ventures, L.P., and (ii) 3,450,000 Class B Ordinary Shares held directly by JATT Ventures, L.P., which will convert into Class A Ordinary Shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights. Someit Sidhu, MD is the sole director of JATT Ventures Ltd, which is the sole General Partner of JATT Ventures, L.P., and therefore has voting and investment power over the Class A Ordinary Shares held by JATT Ventures, L.P.

(2)	Based on 23,160,000 Class A Ordinary Shares deemed to be outstanding, including (i) 13,800,000 Class A Ordinary Shares currently issued and outstanding, (ii) 3,450,000 Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares held by JATT Ventures, L.P., and (iii) 5,910,000 shares of Class A Ordinary Shares underlying the private placement warrants held by JATT Ventures, L.P.; as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 14, 2021. Excluding the 5,910,000 shares issuable upon exercise of the Private Placement Warrants, the 3,450,000 Sponsor Shares, represent approximately 20% of the 17,250,000 Class A Ordinary Shares that were deemed to be outstanding.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Ordinary Shares (the “Class A Ordinary Shares”), par value $0.0001 per share, of JATT Acquisition Corp, a Cayman Islands exempted company (the “Issuer”). The address of the Issuer’s principal executive office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by the following persons: (i) JATT Ventures, L.P. a Cayman Islands limited partnership (the “Sponsor”), and (iii) Someit Sidhu,MD. Each of the foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal place of business for each of the Reporting Persons is: c/o JATT Acquisition Corp, c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. Dr. Sidhu serves as the sole director of JATT Ventures Ltd, the sole General Partner of the Sponsor, and he is the Chief Executive Officer and Chairman of the board of directors of the Issuer.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Entities:	The Sponsor – Cayman Islands

Individuals:	Someit Sidhu, MD — United Kingdom citizen

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Sponsor acquired the Founder Shares (as defined below), in exchange for a capital contribution of $25,000. The Sponsor expended $5,910,000 to acquire 5,910,000 Private Placement Warrants (as defined below). The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Founder Shares

In connection with the organization of the Issuer, on March 22, 2021, the Sponsor purchased 4,312,500 founder shares (“Founder Shares”), which are Class B ordinary shares, for an aggregate purchase price of $25,000, or approximately $0.006 per share. On June 14, 2021, Sponsor effected a surrender of 862,500 Class B ordinary shares to us for no consideration, resulting in a decrease in the total number of founder Class B ordinary shares outstanding from 4,312,500 to 3,450,000. The Sponsor agreed to surrender and cancel up to an aggregate of 450,000 Founder Shares, on a pro rata basis, to the extent that the option to purchase additional units is not exercised in full by the underwriters. As a result of the underwriter’s over-allotment being fully subscribed on July 19, 2021, the 450,000 Founder Shares were not forfeited.

As described in the Issuer’s registration statement on Form S-1 (File No. 333-257120, which was declared effective by the Securities and Exchange Commission on July 13, 2021 (the “Registration Statement”), under the heading “Description of Securities—Founder Shares,” the Founder Shares will automatically be converted into Class A Ordinary Shares at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to certain adjustments described therein and have no expiration date.

Private Placement Warrants

Simultaneously with the closing of the IPO on July 16, 2021, the Company consummated a private placement (the “Private Placement”) in which the Sponsor, JATT Ventures, L.P., a Cayman Islands limited partnership, purchased 5,370,000 private warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant, generating total proceeds of $5,370,000. Each Private Placement Warrant entitling the holder thereof to purchase one Ordinary Share for $11.50 per share, and are subject to transfer restrictions. Upon the closing of the Over-allotment Option, the Sponsor purchased an additional 540,000 Private Placement Warrants for an aggregate purchase price of $540,000. As a result, in connection with the closing of the IPO and the Over-allotment Option, the Sponsor purchased an aggregate of 5,910,000 Private Placement Warrants from the Company for an aggregate purchase price of $5,910,000.

The Private Placement Warrants are substantially similar to the Public Warrants, except for certain differences (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”). Unlike the Public Warrants, the Private Placement Warrants, if held by the Sponsor or its permitted transferees, (i) may be exercised for cash or on a cashless basis, (ii) are not subject to being called for redemption (except in certain circumstances when the Public Warrants are called for redemption and a certain price per Class A Ordinary Shares threshold is met) and (iii) are subject to certain limited exceptions including the Class A Ordinary Shares issuable upon exercise of the Private Placement Warrants, will be subject to transfer restrictions until 30 days following the consummation of the Company’s initial business combination. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by holders on the same basis as the Public Warrants.

Public Units

Each Public Unit consists of one Class A Ordinary Share and one-half of one warrant (the “Public Warrants”), each whole Public Warrant entitling the holder to purchase one Class A Ordinary Share at $11.50 per share (as described more fully in the Registration Statement). The Public Warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the Issuer’s IPO. The Public Warrants will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of July 19, 2021 the Sponsor, JATT Ventures, L.P., directly beneficially owned 3,450,000 Founder Shares and 5,910,000 Private Placement Warrants, which may be exercised into 5,910,000 Class A Ordinary Shares. As the sole director of JATT Ventures Ltd., which is the sole General Partner of the Sponsor, Dr. Sidhu may be deemed to beneficially own the Sponsor Shares and shares issuable upon exercise of thePrivate Placement Warrants.

Excluding the 5,910,000 shares issuable upon exercise of the Private Placement Warrants, the 3,450,000 Sponsor Shares, represent approximately 20% of the 17,250,000 Class A Ordinary Shares that were deemed to be outstanding following the Issuer’s IPO as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 14, 2021 (the “Final Prospectus”).

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on March 22, 2021, the Sponsor purchased 4,312,500 Founder Shares , which are Class B ordinary shares, for an aggregate purchase price of $25,000, or approximately $0.006 per share, pursuant to the Securities Subscription Agreement between the Issuer and the Sponsor, dated March 22, 2021 (the “Securities Subscription Agreement”). The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

On June 14, 2021, Sponsor effected a surrender of 862,500 Class B ordinary shares to us for no consideration, resulting in a decrease in the total number of founder Class B ordinary shares outstanding from 4,312,500 to 3,450,000. The Sponsor agreed to surrender and cancel up to an aggregate of 450,000 Founder Shares, on a pro rata basis, to the extent that the option to purchase additional units is not exercised in full by the underwriters. As a result of the underwriter’s over-allotment being fully subscribed on July 19, 2021, the 450,000 Founder Shares were not forfeited.

Insider Letter

On July 13 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor, and the Issuer’s directors and officers. Pursuant to the Letter Agreement, the Sponsor, and the Issuer’s directors and officers have each agreed that if the Issuer seeks shareholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination.

Pursuant to the Letter Agreement, the Sponsor has agreed not to transfer any Founder Shares (or shares of Ordinary Shares issuable upon conversion thereof) until the earliest of (A) one year after the completion of the Issuer’s initial business combination and (B) the date following the completion of an initial business combination on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the public shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. Notwithstanding the foregoing, if, subsequent to a business combination, the closing price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, the Founder Shares shall be released from such restrictions.

The Letter Agreement provides exceptions pursuant to which the Sponsor can transfer such shares to certain permitted transferees as further described in the Letter Agreement. Under the Letter Agreement, neither the Private Placement Warrants nor the securities underlying such warrants may be transferred (except to certain permitted transferees) until 30 days after the consummation of the initial business combination.

Under the Letter Agreement, the Sponsor also agreed it will not propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the shares of Ordinary Shares underlying the units sold in the Issuer’s IPO if the Issuer does not complete a business combination within 18 months from the closing of its IPO unless the Issuer provides its public shareholders with the opportunity to redeem their shares upon approval of any such amendment.

Under the Letter Agreement, the Sponsor agreed to waive, with respect to any shares of the Ordinary Shares held by it, any redemption rights it may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a shareholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of the Ordinary Shares.

The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.10 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Warrant Agreement

On July 16, 2021, the Issuer entered into a warrant agreement (the “Warrant Agreement”), with Continental Stock Transfer & Trust Company, as warrant agent. Each warrant entitles the holder to purchase one Class A Ordinary Shares of the Issuer at an exercise price of $11.50 per share, subject to adjustment as provided in the Warrant Agreement, beginning on the later of (i) the date that is 30 days after the first date on which the Issuer completes its initial business combination, or (ii) the date that is 12 months from the date of the closing of the IPO. The warrants will expire at 5:00 p.m., New York City time, five years after the date on which the Issuer completes its initial business combination, or earlier upon redemption or liquidation. Once the warrants are exercisable, the Issuer may call them for redemption under certain circumstances, as described in the Warrant Agreement.

The summary of such Warrant Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Private Placement Warrants Purchase Agreement

Simultaneously with the closing of the IPO on July 16, 2021, the Company consummated the Private Placement in which the Sponsor, JATT Ventures, L.P., a Cayman Islands limited partnership, purchased 5,370,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, generating total proceeds of $5,370,000. Each Private Placement Warrant entitling the holder thereof to purchase one Ordinary Share for $11.50 per share, and are subject to transfer restrictions. Upon the closing of the Over-allotment Option on July 19, 2021, the Sponsor purchased an additional 540,000 Private Placement Warrants for an aggregate purchase price of $540,000. As a result, in connection with the closing of the IPO and the Over-allotment Option, the Sponsor purchased an aggregate of 5,910,000 Private Placement Warrants from the Company for an aggregate purchase price of $5,910,000.

The Private Placement Warrants and the underlying securities are subject to a lock up provision, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The summary of such Private Placement Warrants Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Registration and Shareholder Rights Agreement

On July 13, 2021, in connection with the Issuer’s IPO, the Issuer and the Sponsor entered into a registration and shareholder rights agreement, pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the holders have the right to include their securities in other registration statements filed by the Issuer. In addition, upon consummation of the Issuer’s initial business combination, the Sponsor has the right to nominate three individuals for election to the Issuer’s board of directors.

The summary of such registration and shareholders rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Securities Subscription Agreement, dated March 22, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on June 15, 2021).

Exhibit 99.3	Letter Agreement, dated July 13, 2021, among the Issuer, its officers and directors, and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 19, 2021).

Exhibit 99.4	Warrant Agreement, dated July 16, 2021, by and between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 19, 2021).

Exhibit 99.5	Private Placement Units Purchase Agreement, dated July 13, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 19, 2021).

Exhibit 99.6	Registration Rights Agreement, dated July 13, 2021, between the Issuer and certain other security holders named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 19, 2021).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 21, 2021

JATT VENTURES, L.P.

By: JATT Ventures Ltd.,
its General Partner

By:	/s/ Someit Sidhu
Someit Sidhu, Director

/s/ Someit Sidhu
Someit Sidhu, MD